PRESS RELEASE

CHC ANNOUNCES SECOND QUARTER RESULTS

Tuesday, December 2, 2003, St. John's, Newfoundland and Labrador, Canada: CHC Helicopter Corporation (the "Company") (TSX: FLY.A and FLY.B; NYSE: FLI) today announced financial results (unaudited) for the quarter and six months ended October 31, 2003.

Financial Highlights
(in millions of Canadian dollars, except per share amounts)
	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$174.9	$190.7	$346.3	$366.7
EBITDA[1]	29.7	37.3	57.8	70.9
Net earnings from operations[1]	17.2	18.7	31.9	35.5
Net earnings	15.5	18.7	29.2	27.6
Cash flow from operations	22.5	26.0	45.9	51.5

Per share information
Net earnings from operations:[1]
Basic	$0.82	$0.90	$1.52	$1.72
Diluted	0.77	0.83	1.42	1.58
Net earnings:
Basic	$0.74	$0.90	$1.40	$1.33
Diluted	0.69	0.83	1.30	1.23

Highlights

  Revenue for the quarter was $174.9 million compared to $190.7 million in the same quarter last year. Revenue growth was $1.2 million excluding the impact of foreign exchange.

  EBITDA for the quarter was $29.7 million compared to $37.3 million in the same quarter last year. This decline was due primarily to foreign exchange.

  Net earnings from operations for the quarter were $17.2 million compared to $18.7 million earned in the same quarter last year.

  Since the start of the second quarter the Company has been awarded contracts worth approximately $310 million over the life of the contracts. Approximately 40% of this revenue is from new customers.

  Subsequent to the quarter end, the Company announced that it had successfully executed a Letter of Intent to acquire 100% of Schreiner Aviation Group of the Netherlands, for a cash payment of approximately $129.0 million, including all outstanding debt.

[1] See definitions under Non-GAAP Earnings Measures in Management's Discussion and Analysis

Investor Conference Call

The Company's 2nd quarter conference call and webcast will take place Wednesday, December 3rd at 10:30 a.m. EST. To listen to the conference call, dial 416-695-6140 for local and overseas calls, or toll-free 1-877-888-7019 for calls from within North America. To hear a replay of the conference call, dial 416-695-6030, or toll-free 1-877-244-9049. The replay will be available until 5 p.m. EST, December 10, 2003.

The financial results and a webcast of the conference call will be available through the Company's website at http://www.chc.ca/fiscal.html. The webcast will also be broadcast by CCBN at: http://www.fulldisclosure.com.

CHC Helicopter Corporation is the world's largest provider of heavy and medium helicopter services to the global offshore oil and gas industry with aircraft operating in 30 countries and a team of approximately 3,000 professionals worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Derrick Sturge, Vice-President, Finance
& Chief Financial Officer	& Corporate Secretary
709-570-0567	709-570-0713

Chris Flanagan
Director of Communications
709-570-0749

If you wish to be removed or included on the Company's distribution list, please call 709-570-0749 or email communications@stjohns.chc.ca.

This press release and management's discussion and analysis may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of the Company with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Management's Discussion and Analysis of Financial Condition and Results of Operations - Three Months Ended October 31, 2003

Overview

Net earnings from operations1 during the quarter were $17.2 million ($0.77 per share, diluted) on revenue of $174.9 million compared to net earnings from operations of $18.7 million ($0.83 per share, diluted) on revenue of $190.7 million for the second quarter of last year. The primary factors impacting results for this quarter compared to the same quarter last year include:

  Unfavourable foreign exchange on EBITDA of approximately $7.6 million;
  A net decrease in financing charges of $5.5 million primarily related to net foreign exchange gains;

Net earnings during the quarter were $15.5 million ($0.69 per share, diluted) compared to net earnings of $18.7 million ($0.83 per share, diluted) in the same quarter last year. In addition to the above noted decline in net earnings from operations, this year's results include an after-tax restructuring charge of $1.7 million related to the consolidation of the Company's European operations and other related activities.

Real revenue growth2 of $1.2 million offset by unfavourable foreign exchange of $17.0 million resulted in a net decrease in revenue of $15.8 million compared to the same period last year. EBITDA decreased from $37.3 million to $29.7 million due primarily to foreign exchange.

On December 1, 2003 the Company announced that it had executed a binding Letter of Intent for the acquisition of 100% of the shares of Schreiner Aviation Group ("Schreiner") for €83 million (approximately $129.0 million), inclusive of all outstanding debt. Schreiner operates a worldwide fleet of approximately 50 aircraft, providing helicopter and fixed wing aviation services primarily to the offshore oil and gas industry in Europe, Africa and Asia. Schreiner's annual revenues are approximately $155.0 million.

[1] See definition under "Non-GAAP Earnings Measures"
[2] Real revenue and real EBITDA refer to revenue and EBITDA excluding the impact of foreign exchange.

Revenue

Total revenue for the quarter was $174.9 million compared to revenue of $190.7 million for the same quarter last year. The following major factors account for the change:

  An increase in real flying revenue of $6.8 million in the Company's International helicopter flying segment due primarily to new oil and gas contracts and increased rates, offset by a $2.6 million decrease in real revenue in the Company's European flying operations due primarily to decreased volume in oil and gas activity;

  An increase in real third-party repair and overhaul revenue of $0.9 million due to an increase in "power-by-the-hour" projects, offset by a real revenue decrease of $4.8 million due to an exceptionally high volume of heavy maintenance projects in the second quarter last year;

  Unfavourable foreign exchange impact on revenue of $17.0 million. Of this, $11.0 million related to the translation of the financial results of the Company's foreign subsidiaries into Canadian dollars as a result of the weakening of the Norwegian kroner and pound sterling, partially offset by the strengthening of the Australian dollar and South African rand. The remainder was due to the translation of U.S. dollar and euro denominated transactions into the reporting currencies of the Company's operating divisions.

Revenue Summary by Quarter
(in millions of Canadian dollars)
(Unaudited)
			Total	Repair
			Helicopter	and
Period	Europe	International	Operations	Overhaul	Composites	Total
Q3-F2002	$ 95.6	$44.9	$140.5	$11.1	$ —	$151.6
Q4-F2002	102.1	46.7	148.8	10.9	—	159.7
Q1-F2003	118.0	45.8	163.8	10.9	1.3	176.0
Q2-F2003	125.4	44.5	169.9	19.6	1.2	190.7
Q3-F2003	116.2	46.4	162.6	15.9	1.5	180.0
Q4-F2003	108.6	48.0	156.6	16.6	2.4	175.6
Q1-F2004	113.0	43.6	156.6	13.3	1.5	171.4
Q2-F2004	112.4	46.7	159.1	14.4	1.4	174.9

Flying Revenue and Hours

The Company derives its flying revenue from two primary types of contracts. Approximately 58% (2003 - 62%) of the Company's year-to-date flying revenue was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remaining 42% (2003 - 38%) was generated by fixed monthly charges. Because of the significant fixed component, an increase or decrease in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenue, they remain a good measure of activity level and fleet utilization.

The following table provides a quarterly summary of the Company's flying hours and number of aircraft for the past eight quarters.

Flying Hours - Helicopter Operations
(Unaudited)

	Flying Hours			Number of Aircraft
Period	Europe	Int'l	Total	Europe	Int'l
Q3-F2002	21,781	11,276	33,057	75	88
Q4-F2002	21,650	10,975	32,625	72	88
Q1-F2003	23,257	11,165	34,422	72	87
Q2-F2003	22,994	10,618	33,612	73	87
Q3-F2003	20,316	11,189	31,505	73	90
Q4-F2003	19,430	11,067	30,497	71	88
Q1-F2004	22,351	11,057	33,408	72	90
Q2-F2004	21,951	11,926	33,877	70	94

The following table shows flying revenue mix by segment and in total by aircraft type (includes the impact of foreign exchange) for year-to-date fiscal 2004 and 2003. The mix of aircraft type has remained relatively consistent year-over-year.

	Year-to-Date Flying Revenue Mix
	(in thousands of Canadian dollars)
		Six Months Ended				Six Months Ended
		October 31, 2003				October 31, 2002
		(Unaudited)				(Unaudited)
	Heavy	Medium	Light	Total	Heavy	Medium	Light	Total

Europe	$166,979	$41,968	$ —	$208,947	$176,472	$46,563	$ —	$223,035
International	26,042	56,139	4,783	86,964	27,042	57,110	4,115	88,267
Total Flying
Revenue	$193,021	$98,107	$4,783	$295,911	$203,514	$103,673	$4,115	$311,302

Total %	65%	33%	2%	100%	66%	33%	1%	100%

The following table details the hourly and fixed flying revenue by segment (includes the impact of foreign exchange) for year-to-date fiscal 2004 and 2003.

Flying Revenue - Hourly vs. Fixed
Six Months Ended October 31,
(in thousands of Canadian dollars)
(Unaudited)
	Hourly		Fixed		Total
	2003	2002	2003	2002	2003	2002
Europe	$142,366	$163,123	$66,581	$59,912	$208,947	$223,035
International	28,778	29,567	58,186	58,700	86,964	88,267
Total	$171,144	$192,690	$124,767	$118,612	$295,911	$311,302

The following table shows segment flying revenue by industry sector (includes the impact of foreign exchange) for year-to-date fiscal 2004 and 2003. Year-to-date October 31, 2003, the Company derived approximately 85% of its flying revenue from the oil and gas industry. The revenue from this industry is derived from production, which accounts for the majority of the Company's oil and gas revenue, and from exploration and development activity.

Flying Revenue - By Industry Sector
Six Months Ended October 31,
(in thousands of Canadian dollars)
(Unaudited)
	Europe		International		Total
	2003	2002	2003	2002	2003	2002
Oil & Gas	$190,367	$204,137	$62,093	$61,226	$252,460	$265,363
EMS/SAR[3]	10,431	10,063	17,620	17,169	28,051	27,232
Other	8,149	8,835	7,251	9,872	15,400	18,707
Total	$208,947	$223,035	$ 86,964	$88,267	$ 295,911	$311,302

Aberdeen Airport in the U.K. reports monthly helicopter passenger traffic at the Company's largest base. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2000 to the second quarter of fiscal 2004.

Aberdeen Airport - Helicopter Passengers
Fiscal Year Ended April 30,
	2004	2003	2002	2001	2000
Q1	101,757	116,102	121,868	103,874	101,073
Q2	95,227	112,449	123,012	114,376	92,355
Q3		92,918	114,606	104,381	85,167
Q4		92,686	108,247	101,166	85,190
		414,155	467,733	423,797	363,785
Source: Aberdeen Airport Ltd.

The data in the above table shows that helicopter passenger activity this quarter has declined from the same period in fiscal 2003, 2002 and 2001. In addition, the data demonstrates the modest level of seasonality in activity from quarter to quarter.

[3] EMS/SAR - Emergency Medical Services and Search and Rescue Services

Review of Operations

Europe

Revenue from the Company's European flying segment was $112.4 million during the quarter compared to $125.4 million last year. Of the $13.0 million decrease, $10.4 million relates to unfavourable foreign exchange while $2.6 million relates to a net decrease in real revenue. This decline in real revenue was comprised of a decrease in flying revenue of $4.2 million offset by an increase of $1.6 million due to the successful negotiation of retroactive price adjustments. Flying activity was lower by 1,043 hours quarter over quarter, comprised of an increase of 167 hours from SAR and other customers, offset by a decrease of 1,210 hours from oil and gas customers. The revenue decrease was due to general decline in activity primarily from bp and the expiration of a contract with the consortium Amerada, Statoil and Danish Oil and Natural Gas in Denmark. This decrease was partially offset by activity from new entrants into the North Sea sector, including Apache, Perenco, Venture Production and Paladin.

EBITDA from the European flying segment was $17.8 million for the quarter compared to $26.0 million last year. Of the $8.2 million decrease, $3.7 million relates to unfavourable foreign exchange while $4.5 million represents a net decrease in real EBITDA. This decrease in real EBITDA was due to the above noted revenue impact and additional pension cost of $3.0 million. The pension expense is consistent with the first quarter and the increase over last year's expense is due to an increase in the amortization of net actuarial and experience losses and assumption changes as a result of the most recent actuarial review at April 30, 2003. EBITDA as a percentage of revenue was 15.8% compared to 20.8% experienced during the second quarter last year. EBITDA percentage declined due to the factors noted above.

In August 2003, the Company was awarded a three-year contract (plus two one-year options) with Apache North Sea Ltd. for the provision of offshore helicopter support services. Utilizing Super Puma AS332L aircraft from its pool of Super Puma helicopters based at Aberdeen, Scotland, the Company will provide crew transportation services for the Forties offshore oil and gas fields in the Central North Sea. The three-year contract commenced in August 2003, and replaces a contract formerly held with bp, which had been due to expire in August 2004. bp announced the sale of its Forties asset to Apache January 13, 2003.

Subsequent to the quarter, the Company was awarded contracts with Technip Offshore UK Ltd. and Venture Production (North Sea Developments Ltd.). Each contract is for a two year period, plus two option years, with a combined value estimated at $5.4 million over the initial two year period.

On November 10th the Company announced its plan to implement a single management structure for the Company's European operations ("CHC Europe"). This announcement followed months of evaluation and analysis by management in cooperation with CHC Europe employee representatives. In addition to combining the management structures of the UK and Norwegian operations, the Company believes the new management structure provides an increased focus on the critical areas of the business, such as employee and customer relationships, and better positions the Company for growth in Europe. The transition to the new structure is underway and the majority of key management positions will be filled prior to December 31, 2003. The Company estimates that approximately 120 people will be affected by this transition. Through staff reductions, improved information systems and group purchasing leaverage, combined with better fleet utilization, the Company believes it will realize annual EBITDA savings of $11 million by July 31, 2004 with approximately 50% of these measures expected to be complete by May, 2004. This is in addition to the previous cost cutting plan of $10 million in Europe which is substantially complete. The Company expects to record an additional restructuring charge during the third quarter related to the establishment of the new European structure and the associated redundancies, however, until the new management structure is in place, the amount of this charge cannot be reasonably estimated. The Company believes these measures will result in significant improvements in the Company's competitive position in Europe.

International

Revenue from the Company's International flying segment was $46.7 million during the quarter compared to $44.5 million last year. Of the $2.2 million increase, $7.5 million relates to real revenue growth offset by unfavourable foreign exchange of $5.3 million. The real revenue growth is primarily attributable to a net increase in flying revenue. On a quarter over quarter basis, flying activity from oil and gas customers increased by 1,079 hours and activity from other customers increased by 421 hours, while activity from SAR/EMS customers decreased by 192 hours.

EBITDA from the International flying segment was $6.4 million for the quarter compared to $8.8 million last year. Of the $2.4 million decrease, $4.1 million relates to unfavourable foreign exchange partially offset by a $1.7 million increase in real EBITDA. The foreign exchange impact has increased during the quarter due to the expiration of a favourable U.S. dollar forward foreign currency contract. The increase in real EBITDA is due primarily to (i) addition of a third Super Puma to a contract in Australia, (ii) a general increase in activity in Angola, offset by (iii) operating costs associated with continued training of new pilots in Australia for upcoming contracts. EBITDA as a percentage of revenue was 13.7% compared to 19.7% during the same quarter last year. The EBITDA percentage decreased due to the factors discussed above.

During the quarter new contracts were entered into in expanding markets with a combined revenue of $100.0 million as follows:

  Short-term contract with Daewoo International Corporation in Southeast Asia;

  Short-term contract with Premier Petroleum in Southeast Asia;

  Five year contract in Brazil for provision of two Super Puma AS332L1 aircraft;

  Four year contract with Encana in Equador to provide a Bell 212;

  Four year contract with United Helicopters Pvt. Ltd. in India for two S76C+ aircraft; and

  Five year contract with Western Australia Government Fire and Emergency Authority to provide a newly acquired Bell 412EP.
  Twenty-six month contract with BTC Georgia for the provision of a Bell 212.

Also during the quarter, the Company was successful in negotiating renewals on the following contracts with a combined revenue of $124.5 million:

  Additional five years with Unocal Thailand;
  Additional five years with Total Exploration and Production Company in Southeast Asia;
  Additional two years with Kuwait Gulf Oil Company and Aramco Gulf Operations Ltd. in the Persian Gulf;
  Additional 27 months with Occidental Exploration and Production Company in Equador; and

Subsequent to the quarter end, the Company was awarded a contract renewal by PTT Exploration and Production, Thailand for the provision of two Sikorsky S76A++ helicopters. The contract award, effective January 24, 2004, extends the existing relationship under new terms and conditions and will generate anticipated revenue of approximately $14.1 million over the two-year period. In addition, the Company's division in Africa has won a five-year contract renewal (plus one option year) for the provision of two new, dedicated Sikorsky S76C+ aircraft to Mobil Equatorial Guinea Inc. operations off the coast of West Africa. The new aircraft will replace two Bell 212 aircraft currently on the contract.

Repair and Overhaul

Astec

Total revenue from the repair and overhaul business during the quarter was $46.3 million compared to $60.3 million for the same period last year. The decrease in third-party revenue of $5.2 million is attributable to $1.3 million in unfavourable foreign exchange and a $4.8 million decrease in real revenue due to an exceptionally high volume of heavy maintenance projects in the second quarter last year, offset by a $0.9 million increase in "power-by-the-hour" revenue from new and existing customers quarter over quarter.

EBITDA for the quarter was $11.6 million compared to $10.7 million last year, for an increase of $0.9 million. A real increase in EBITDA of $2.2 million was partially offset by unfavourable foreign exchange of $1.3 million. During the quarter Astec established an in-house program for the repair and overhaul of Super Puma MkII dynamic components which had previously been covered by an external "power-by-the-hour" agreement with the aircraft manufacturer. EBITDA includes a one-time refund of approximately $2.2 million related to the cancellation of the "power-by-the-hour" agreement. Costs increased by $0.5 million representing training hours of personnel for the MkII program. EBITDA as a percentage of revenue was 25.1% and exceeded 17.8% experienced in the same quarter last year due to the factors noted above.

In October 2003, the Company's repair and overhaul business in Norway signed an agreement with Sikorsky which enables it to be considered as an approved centre for providing modification and logistics support to the S-92 being selected by the Norwegian Department of Justice as the SAR helicopter for Norway. The Company has similar arrangements with NH Industries with respect to the NH90 aircraft and is currently in discussion with Westland with respect to the EH101 aircraft.

Composites

Composites

Total revenue from the Company's composites manufacturing segment was $1.4 million compared to $1.3 million generated last year while EBITDA was a loss of $0.4 million compared to a loss of $1.6 million in the same period last year, an improvement of $1.2 million.

Work continues on preparing for the start of production on the Aero Vodochody contract for the manufacture of S76 components. Partial deliveries of components are still on schedule for December 2003 with full-scale production deliveries scheduled for March 2004.

The Company is still exploring strategic alternatives for Composites, including a sale of all or a portion of the business.

Corporate and Other

The Corporate and other segment recorded costs of $5.7 million compared to $6.6 million in the same quarter last year. The $0.9 million improvement quarter over quarter related primarily to lower compensation costs.

Financing Charges

Financing charges for the quarter were $4.2 million compared to $9.7 million during the same quarter last year as described in Note 6 to the Consolidated Interim Financial Statements. A $3.8 million foreign exchange gain on the maturity of a forward currency contract and a $2.1 million gain on repayment of U.S. debt offset by a $0.4 million decrease in interest on debt obligations accounted for the $5.5 million decrease. The average interest rate on the Company's variable-rate senior credit facilities for the current quarter was approximately 4.1% compared to 5.4% in the same period last year.

Income Taxes

Total income tax expense recorded during the quarter was $3.3 million compared to total income tax expense of $4.4 million recorded in the same quarter last year. During the quarter the Company recorded an income tax recovery of $0.8 million on restructuring costs related to the consolidation of the Company's European operations. Income tax expense included in net earnings from operations was $4.1 million for the quarter. For the same quarter last year the Company reported income tax on earnings from operations of $4.4 million. The effective income tax rate on net earnings from operations before income taxes year-to-date October 31, 2003 was 18.8% compared to 21.9% in the prior year. The lower rate this year is primarily the result of decreased earnings in jurisdictions with higher tax rates.

Cash Flows, Liquidity and Capital Resources

Operating Activities

Cash flow from operations for the quarter was $22.5 million, a $3.5 million decrease from last year. This decline was driven primarily by (i) reduced EBITDA of $7.6 million due primarily to unfavourable foreign exchange and (ii) a restructuring charge (after tax) of $1.7 million, offset by a $5.5 million reduction in financing charges as noted above.

Non-cash working capital decreased by $12.8 million during the quarter in comparison to an increase of $3.8 million in the same quarter last year. The decrease in this quarter was spread evenly over all working capital components. There were no individually material changes and the decline is the result of improved working capital management during the quarter.

Financing Activities

The Company's net debt (net of cash) decreased by $20.7 million during the quarter, from $294.6 million to $273.9 million. This decrease consists of a real debt increase of $0.3 million, a real cash increase of $14.0 million and favourable foreign exchange of $7.0 million. The real increase in cash of $14.0 million was driven primarily by cash flow from operations of $22.5 million and a reduction in non-cash working capital of $12.8 million, offset by capital expenditures including the purchase of three aircraft for $20.2 million. The foreign exchange impact of $7.0 million was due almost entirely to the effect of exchange rate fluctuations on the Company's pound sterling and euro denominated debt.

As at October 31, 2003 the Company had unused credit facilities of $39.1 million and cash of $37.7 million, for a total of $76.8 million.

Change in
Net Debt Position During Q2
(in millions of Canadian
dollars)
(Unaudited)
Opening balance	$294.6
Real increase in debt	0.3
Real increase in cash	(14.0)
Foreign exchange	(7.0)
Ending balance	$273.9

Investing Activities

Capital expenditures of $26.5 million during the quarter included $20.2 million for the purchase of three aircraft, $3.8 million in aircraft modifications and $2.5 million primarily for other equipment. In addition, the Company incurred expenditures of $1.8 million related to helicopter major inspections. The Company recorded amortization of helicopter component costs of $38.7 million during the quarter compared to component expenditures of $34.6 million for a net of $4.1 million. All major component repair and overhaul expenditures including major inspections are capitalized and expensed over their period of future benefit as described in note 1 to the Company's fiscal 2003 audited consolidated financial statements. The Company also made deposits during the quarter of $16.5 million toward the purchase of new aircraft.

Foreign Currency

The Company's reporting currency is the Canadian dollar. However, a significant portion of revenue and operating expenses are denominated in pound sterling, Norwegian kroner, Australian dollars and South African rand, the reporting currencies of the Company's principal foreign operating subsidiaries. In addition, certain revenue and operating expenses are transacted in U.S. dollars and euros. The translation of the financial results of the Company's foreign subsidiaries into Canadian dollars resulted in foreign exchange that reduced revenue by $11 million. This was primarily a result of the weakening of the Norwegian kroner and pound sterling somewhat offset by the strengthening of the Australian dollar and South Africa rand quarter over quarter. The impact on revenue due to the translation of U.S. dollar and euro denominated transactions into the reporting currencies of the Company's divisions was unfavourable by $6.0 million, for a total unfavourable foreign exchange impact of $17.0 million.

The unfavourable impact of foreign exchange on EBITDA during the quarter was $7.6 million. Of this, $2.7 million was due to the translation of the financial results of the foreign subsidiaries into Canadian dollars and $4.9 million was attributable to the translation of U.S. dollar and euro denominated transactions. Since financing charges, amortization, income tax expense, capital expenditures and debt repayments are also generally in European currencies and U.S. dollars, the net impact of foreign exchange on net earnings and cash flow is not as significant. The Company's overall approach to managing foreign currency exposures includes identifying and quantifying its currency exposures and putting in place the necessary financial instruments, when considered appropriate, to manage the exposures. In managing this risk, the Company may use financial instruments including forwards, swaps, and other derivative instruments. Company policy specifically prohibits the use of derivatives for speculative purposes.

	Average Foreign Exchange Rates
	Three Months Ended
	October 31, 2003	October 31, 2002

USD - CAD	1.3517	1.5683
NOK - CAD	0.1874	0.2100
GBP - CAD	2.2226	2.4476

The Company has designated its pound sterling and euro denominated debt as hedges of its investment in its self-sustaining European subsidiaries. As a result, revaluation gains and losses on this debt and the net investments are offset in the shareholders' equity section on the balance sheet in accordance with Canadian generally accepted accounting principles.

To minimize foreign exchange risk, the Company has denominated its debt in various currencies to match net operating cash flows with debt service obligations. As at October 31, 2003, the Company's net debt was denominated in the following currencies:

	(Unaudited)
	Debt in	Canadian
	Original Currency	Equivalent
Currency	(000's)	(000's)
Euro	€ 96,350	$147,608
Pound sterling	£ 44,526	99,654
U.S. dollar	$17,000	22,435
Norwegian kroner	NOK 128,000	23,846
Canadian dollar	CDN 18,030	18,030
Cash (various currencies)		(37,678)

Total Reported Net Debt		$273,895

Fleet

At October 31, 2003 the Company's fleet consisted of 117 owned and 47 operating leased aircraft. An additional 140 aircraft are employed in the Company's 43.5% owned Canadian onshore helicopter operations, Canadian Helicopters Limited, for a total of 304. The Company employs 70 aircraft in Europe, (primarily in the North Sea) and 94 in its other international markets.

Fleet Summary
						Operating
	Heavy	Medium	Light	Total	Owned	Leased
Fleet at July 31, 2003	70	77	15	162	116	46

Increases (decreases) during the
period:
Bell 412		2		2	2
Bell 407			(1)	(1)	(1)
S76C+		1		1	1
Sale-leaseback of Super Puma MkII					(1)	1
	-	3	(1)	2	1	1
Fleet at October 31, 2003	70	80	14	164	117	47

Two Bell 412 aircraft were purchased for $13.4 million by the Company's International operations. One of the aircraft is intended to service anticipated growth, while the other aircraft will service a new contract with the Western Australia Government Fire and Emergency Services Authority.

During the quarter a Bell 407 owned by the Company's Australia division crashed in Australia. Insurance proceeds of $2.1 million were accrued during the quarter resulting in a net loss on disposal of the aircraft of $0.4 million.

A S76C+ aircraft was acquired for $5.9 million to service a new contract in India. In addition the Company executed a sale-leaseback on a Super Puma MkII which was purchased last quarter. The transaction resulted in a gain of $4.5 million which has been deferred to be amortized over the term of the lease.

During the quarter, the Company made aircraft operating lease payments of $10.3 million compared to $13.0 million in the same period last year. As at October 31, 2003, there were eight additional leased aircraft compared to the same period last year. Although there has been an increase in the number of leased aircraft, this has been offset by lower payments on existing leases due to lower floating interest rates and more favourable foreign exchange rates.

The Company has entered into operating leases with third-party lessors in respect of 47 aircraft included in the Company's fleet at October 31, 2003. These leases are long-term with expiry dates ranging from 2003 to 2011. The Company has an option to purchase the aircraft at market value or agreed amounts at the end of most of the long-term leases, but has no commitment to do so.

The future minimum lease payments required under these aircraft operating leases are as follows (based on October 31, 2003 interest rates and exchange rates):

Unaudited
2004	$ 20.3 million
2005	34.7 million
2006	30.0 million
2007	22.2 million
2008	17.6 million
and thereafter:	26.7 million

Total	$151.5 million

In addition to aircraft leases, the Company has approximately $4.8 million in annual lease commitments for land, buildings and non-aircraft equipment.

As at October 31, 2003, the Company had deposits with Eurocopter to secure delivery positions on up to four new Super Puma MkII aircraft and two EC225 helicopters through fiscal 2005. Subsequent to the quarter end, the Company accepted delivery of the first of these Super Puma's under an operating lease. The Company has some flexibility built into the delivery schedule for the remainder of these aircraft in order to match acquisitions with new demand.

An order has also been placed for ten new medium helicopters for use in international operations for delivery over the next 12 to 18 months. The first four of these aircraft will be used on recently awarded long-term contracts in India, Asia and West Africa starting in the third quarter. The remaining six aircraft are expected to be required for new customers in several locations.

Based on an independent appraisal as at April 30, 2003, the fair market value of the Company's owned aircraft fleet at October 31, 2003 is U.S. $382.2 million (CDN $504.4 million), exceeding its recorded net book value by approximately CDN $164.8 million (July 31, 2003 - $188.9 million). The change since July 31, 2003 is primarily related to foreign exchange.

Defined Benefit Employee Pension Plans

At October 31, 2003 the Company had a funding deficit of $64.2 million related to its defined benefit pension plans that require funding by the Company compared to $68.4 million at July 31, 2003, representing an improvement of $4.2 million. The improvement in the funding deficit was primarily due to $10.9 million in actual returns on the plan assets, employer and participant contributions of $1.4 million and favourable foreign exchange of $0.7 million partially offset by experience losses on the pension obligations of approximately $0.8 million and interest and current period service costs of $8.0 million. The actual return on the plan assets for the quarter exceeded the expected return by approximately $5.8 million to give $15.9 million in excess of expectations year-to-date. Investment performance has been at or above the relevant benchmarks. Of the $64.2 million funding deficit, $46.9 million and $17.3 million are related to plans in the U.K. and Norway, respectively. Additionally, the Company had an obligation of $36.4 million at October 31, 2003 related to plans that do not require funding compared to $33.5 million at July 31, 2003.

Defined benefit pension plan expense increased from $3.7 million in the second quarter last year to $6.6 million in the same period this year. This $2.9 million increase was comprised of a real increase of $3.5 million offset by favourable foreign exchange of $0.6 million. Pension expense increased due to assumption changes and increased amortization of net actuarial and experience losses quarter over quarter. While the asset mix varies in each plan, overall the asset mix at October 31, 2003 was 46.8% equities, 30.4% fixed income, and 22.8% money market.

Dividend

During the quarter the Company's Board of Directors declared an annual 50 cent dividend, to be paid quarterly at a rate of 12.5 cents per share on each of the Class A Subordinate Voting shares and the Class B Multiple Voting shares. The first quarterly payment will be made on December 2, 2003 as of a November 25, 2003 record date. The total of these quarterly dividend payments is expected to be $10.5 million.

Safety

Safety is a primary focus of all activities performed by the Company. The Company believes it has one of the best safety records in the industry, as evidenced by its low incident rate and insurance premiums. Unfortunately during the quarter, the Company lost a single engine Bell 407 as a result of a crash in Australia. The accident is currently being investigated.

Seasonality

The Company's revenues and earnings are primarily derived from oil and gas exploration and production activities and are not subject to significant seasonal variations. There are, however, seasonal variations in earnings from the Company's 43.5% investment in the onshore operations of Canadian Helicopters Limited.

Non-GAAP Earnings Measures

The Company's continuous disclosure documents may provide discussion and analysis of "EBITDA" and "Net earnings from operations". These earnings measures do not have standard definitions prescribed by generally accepted accounting principles in Canada and therefore may not be comparable to similar measures disclosed by other companies. The Company has included these Non-GAAP earnings measures because they are used by management, investors, analysts and others as measures of the Company's financial performance. The definitions of these Non-GAAP earnings measures are set forth below:

EBITDA is defined as earnings before financing charges, income taxes, large nonrecurring items and non-cash items.

Net earnings from operations is defined as net earnings before large non-recurring items.

Net earning from operations per share is defined as net earnings from operations divided by the weighted average number of shares.

Reconciliation of Non-GAAP Earnings Measures
to GAAP Net Earnings
(in thousands of Canadian dollars)

	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$174,913	$190,739	$346,347	$366,718
Operating expenses	145,182	153,403	288,519	295,850
EBITDA	29,731	37,336	57,828	70,868
Recurring items:
Amortization	(6,194)	(5,577)	(11,883)	(10,709)
(Loss) gain on disposals of assets	(493)	(631)	598	(454)
Financing charges	(4,198)	(9,666)	(11,079)	(17,708)
Equity in earnings of associated
company	2,446	1,689	3,776	3,475
	(8,439)	(14,185)	(18,588)	(25,396)

Net earnings from operations before
income taxes	21,292	23,151	39,240	45,472
Income taxes thereon	(4,075)	(4,445)	(7,386)	(9,959)
Net earnings from operations	17,217	18,706	31,854	35,513

Non-recurring items:
Restructuring and debt settlement costs	(2,536)	—	(3,816)	(12,464)
Income tax recovery thereon	812	—	1,183	4,548
	(1,724)		(2,633)	(7,916)
Net earnings	$15,493	$ 18,706	$29,221	$ 27,597

Reconciliation of Non-GAAP Earnings Measures
to GAAP Net Earnings (cont'd)
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net earnings from operations
per share information:
Net earnings from operations	$17,217	$18,706	$31,854	$35,513
Weighted average number of shares
(000's)	20,911	20,689	20,891	20,683
Basic net earnings from operations
per share	$0.82	$0.90	$1.52	$1.72

Net earnings from operations	$17,217	$18,706	$31,854	$35,513
Effect of dilutive securities	123	125	245	242
	$17,340	$18,831	$32,099	$35,755
Weighted average number of shares
(000's)	22,610	22,754	22,601	22,666
Diluted net earnings from operations
per share	$0.77	$0.83	$1.42	$1.58

Summary financial data - U.S. Dollars

Certain summary financial data from the October 31, 2003 consolidated interim financial statements and the April 30, 2003 consolidated annual financial statements, as detailed below, have been translated into U.S. dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated at the exchange rate at October 31, 2003 of $1.3197 = U.S. $1.00.

Financial Highlights
(in millions of U.S. dollars, except per share amounts)

	Three Months	Six Months
	Ended	Ended	Year Ended
	October 31,	October 31,	April 30,
	2003	2003	2003

Revenue	$132.5	$262.4	$547.4
EBITDA	22.5	43.8	107.8
Net earnings from operations	13.0	24.1	53.0
Net earnings	11.7	22.1	50.1
Cash flow from operations	17.0	34.8	59.0

Per Share Information
Net earnings from operations:
Basic	$0.62	$1.15	$2.56
Diluted	0.58	1.08	2.36
Net earnings:
Basic	$0.56	$1.06	$2.42
Diluted	0.52	0.99	2.23

CHC Helicopter Corporation
Consolidated Statements of Earnings
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$174,913	$190,739	$346,347	$366,718
Operating expenses	145,182	153,403	288,519	295,850
Earnings before undernoted items	29,731	37,336	57,828	70,868

Amortization	(6,194)	(5,577)	(11,883)	(10,709)
(Loss) gain on disposals of assets	(493)	(631)	598	(454)
Financing charges (Note 6)	(4,198)	(9,666)	(11,079)	(17,708)
Equity in earnings of associated	2,446	1,689	3,776	3,475
company
Restructuring and debt settlement costs
(Note 7)	(2,536)	—	(3,816)	(12,464)
Earnings before income taxes	18,756	23,151	35,424	33,008
Income taxes provision	(3,263)	(4,445)	(6,203)	(5,411)
Net earnings	$15,493	$18,706	$29,221	$27,597

Earnings per share (Note 9)
Basic	$0.74	$0.90	$1.40	$1.33
Diluted	0.69	0.83	1.30	1.23

See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Shareholders' Equity
(in thousands of Canadian dollars, except per share amounts)

	Six Months Ended
	October 31,	October 31,
	2003	2002
	(Unaudited)	(Unaudited)
Retained earnings, beginning of period	$ 177,862	$ 115,745
Net earnings	29,221	27,597
Dividends	(10,486)	(4,138)
Retained earnings, end of period	196,597	139,204

Capital stock (Note 8)	237,366	236,103
Contributed surplus	3,291	3,291
Foreign currency translation adjustment	(28,945)	914

Total shareholders' equity	$ 408,309	$ 379,512
Dividends per participating voting share	$0.50	$0.20

See accompanying notes

CHC Helicopter Corporation
Consolidated Balance Sheets
(in thousands of Canadian dollars)
As at

	October 31,	April 30,
	2003	2003
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$37,678	$58,104
Receivables	136,507	139,587
Future income tax assets	11,001	11,001
Inventory	209,303	214,656
Prepaid expenses	11,828	15,481
	406,317	438,829

Property and equipment, net	528,159	537,318
Investments	25,153	21,043
Other assets	139,770	130,503
Future income tax assets	14,965	17,877
	$ 1,114,364	$ 1,145,570

Liabilities and shareholders' equity
Current liabilities
Payables and accruals	$ 114,280	$136,743
Income taxes payable	8,137	3,993
Dividend payable	10,486	—
Current portion of debt obligations	17,302	20,369
	150,205	161,105

Long-term debt	140,209	139,374
Senior subordinated notes	144,391	151,111
Subordinated debentures	9,671	10,414
Other liabilities	63,953	59,299
Future income tax liabilities	197,626	210,036
Shareholders' equity	408,309	414,231
	$ 1,114,364	$ 1,145,570

See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

	Three Months Ended		Six Months Ended
	October 31,	October 31,	October	October
	2003	2002	31, 2003	31, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating activities
Net earnings	$15,493	$ 18,706	$29,221	$ 27,597
Non-operating items and items not
involving cash:
Amortization	6,194	5,577	11,883	10,709
Loss (gain) on disposals of assets	493	631	(598)	454
Equity in earnings of associated
company	(2,446)	(1,689)	(3,776)	(3,475)
Future income taxes	(2,796)	1,696	(1,770)	1,083
Non-cash financing charges	682	698	1,679	1,179
Debt settlement	—	—	—	12,464
Defined benefit pension plans	4,827	2,423	9,381	4,573
Other	48	(2,048)	(157)	(3,044)
Cash flow from operations	22,495	25,994	45,863	51,540
Change in non-cash working capital	12,812	(3,845)	(29,078)	(4,920)
	35,307	22,149	16,785	46,620
Financing activities
Long-term debt proceeds	5,520	12,911	30,103	19,884
Long-term debt repayments	(5,242)	(15,857)	(27,006)	(99,026)
Debt settlement	—	—	—	(9,136)
Realized foreign exchange loss on
hedged debt	(46)	—	(723)	—
Dividends paid	—	(4,138)	—	(4,138)
Capital stock issue	342	54	403	95
	574	(7,030)	2,777	(92,321)
Investing activities
Property and equipment
Additions	(26,523)	(12,512)	(47,462)	(21,865)
Helicopter major inspections	(1,794)	(2,751)	(4,517)	(5,993)
Helicopter components, net	4,125	326	9,473	1,536
Proceeds from disposals	17,103	(134)	19,201	2,224
Aircraft deposits	(16,508)	(3,898)	(15,000)	(3,898)
Other	1,739	1,224	(370)	(304)
	(21,858)	(17,745)	(38,675)	(28,300)
Effect of exchange rate changes on
cash and cash equivalents	(328)	183	(1,313)	2,110
Change in cash and cash equivalents
during the period	13,695	(2,443)	(20,426)	(71,891)
Cash and cash equivalents, beginning
of period	23,983	43,390	58,104	112,838
Cash and cash equivalents, end
of period	$37,678	$ 40,947	$37,678	$ 40,947

See accompanying notes

CHC Helicopter Corporation

Notes to the Consolidated Interim Financial Statements
For the periods ended October 31, 2003 and 2002 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1. Basis of presentation

The consolidated interim financial statements (the "Statements") have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Not all disclosures required by Canadian GAAP for annual financial statements are presented and thus the Statements should be read in conjunction with the annual audited consolidated financial statements. Certain amounts on the Statements for the periods ended October 31, 2002 and April 30, 2003 have been reclassified to conform to the presentation in the current period. These Statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements of April 30, 2003.

2. Variable interest entities

At October 31, 2003 the Company operated sixteen aircraft under operating leases with seven entities that would be considered Variable Interest Entities ("VIEs") under U.S. GAAP. These leases are at terms and conditions similar to the Company's other operating leases over periods maturing from 2005 to 2010. Canadian guidance on accounting for VIEs (Accounting Guideline 15) is essentially consistent with the provisions contained under U.S. GAAP with regard to disclosure and consolidation requirements.

U.S. GAAP (FASB Interpretation No. 46 ("FIN 46")) was effective for all VIEs created after January 31, 2003. However, U.S. GAAP has deferred the effective date for those VIEs created prior to February 1, 2003 until the Company's interim period ending on January 31, 2004. The Canadian guidance applies to all annual and interim periods beginning on or after November 1, 2004.

Included in the sixteen aircraft leased from VIEs at October 31, 2003 are four aircraft leased from a VIE that was created subsequent to January 31, 2003. The Company is not required to consolidate this VIE in its consolidated financial statements under the relevant accounting standards based on the underlying facts and conditions.

The remaining twelve aircraft are leased from six VIEs created on or before January 31, 2003. The application of GAAP in effect for these VIEs had no impact on the Company's financial statements. The Company will complete an analysis of the effects of FIN 46 on these VIEs during the quarter ending January 31, 2004 based on the terms and conditions then in effect and account for them accordingly. Based on the analysis completed to date, the Company does not anticipate that the application of FIN 46 and Accounting Guideline 15 to these VIEs will have any significant impact on the Company's consolidated financial statements.

The fair market value of the sixteen aircraft leased from the VIEs at October 31, 2003, based on an independent appraisal at April 30, 2003, was $206.7 million (July 31, 2003 - $220.7 million). The Company has provided junior loans, advance rentals and asset value guarantees in connection with operating leases with these VIEs. The Company's maximum exposure to loss related to the junior loans, advance rentals and asset value guarantees as a result of its involvement with the VIEs is $16.7 million (July 31, 2003, $17.5 million).

CHC Helicopter Corporation

Notes to the Consolidated Interim Financial Statements
For the periods ended October 31, 2003 and 2002 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3. Cash flow information

Cash interest paid during the quarter was $5.9 million (2003 - $6.5 million) while cash taxes paid were $3.5 million (2003 - $2.7 million).

4. Segment information

The Company's operations are segregated into five reportable segments. The segments are European flying operations, International flying operations, Repair and overhaul operations, Composites manufacturing and Corporate and other.

	Three Months Ended		Six Months Ended
	October 31,	October	October 31,	October
	2003	31, 2002	2003	31, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue - external
Europe (1)	$112,432	$125,373	$225,441	$243,401
International (2)	46,710	44,522	90,327	90,328
Repair and overhaul (3)	14,418	19,559	27,738	30,488
Composites (4)	1,353	1,285	2,841	2,501
	174,913	190,739	346,347	366,718
Inter-segment revenues
Europe	4,251	3,916	7,629	8,183
International	2,830	3,280	5,494	6,494
Repair and overhaul	31,892	40,709	61,532	70,236
Corporate and other (5)	3,414	3,463	6,565	6,926
	42,387	51,368	81,220	91,839
EBITDA (6)
Europe	17,844	26,018	37,266	49,624
International	6,399	8,773	12,791	18,550
Repair and overhaul	11,552	10,723	19,743	18,656
Composites	(397)	(1,586)	(1,126)	(2,595)
Corporate and other	(5,667)	(6,592)	(10,846)	(13,367)
	$29,731	$37,336	$57,828	$70,868
Notes:
1.	Europe - includes flying operations in the U.K., Norway, Ireland and Denmark.
2.	International - includes operations in Australia, Africa and Asia and offshore work in eastern Canada and in other locations around the world.
3.	Repair and overhaul - includes helicopter repair and overhaul operations based in Stavanger, Norway and Aberdeen,
Scotland.
4.	Composites - includes composite and metal aviation component manufacturing operations in Canada.
5.	Corporate and other - includes corporate head office activities and applicable consolidation eliminations.
6.	EBITDA represents "Earnings before undernoted items" on the Consolidated Statements of Earnings.

CHC Helicopter Corporation

Notes to the Consolidated Interim Financial Statements
For the periods ended October 31, 2003 and 2002 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

5. Employee pension plans

The Company maintains either defined benefit or defined contribution pension plans for substantially all of its employees.

Selected summary information about the Company's defined benefit pension plans as at October 31, 2003, as compared to July 31, 2003 and April 30, 2003, is as follows:

		As at
	October 31,	July 31,	April 30,
	2003	2003	2003
	(Unaudited)	(Unaudited)	(Audited)

Benefit obligations	$419,697	$420,087	$423,902

Fair value of plan assets	$319,048	$318,207	$316,674

Funded status
Defined benefit plans - funded (1)	$(64,221)	$(68,417)	$(72,829)
Defined benefit plans - unfunded (2)	(36,430)	(33,463)	(34,399)
Total	(100,651)	(101,880)	(107,228)
Unrecognized net actuarial and
experience losses, prior service costs
and transition amounts	150,200	158,838	172,272
Pension guarantee deposits	2,515	2,612	2,767
Net asset recognized on the balance sheet	$52,064	$59,570	$67,811

(1)	Funded plans require contributions to be made by the Company.
(2)	Unfunded plans do not require contributions from the Company

Of the net asset recognized on the balance sheet at October 31, 2003, $70.3 million (July 31, 2003 - $76.7 million) related to the funded plans is recorded in other assets and $18.2 million (July 31, 2003 - $17.2 million) related to the unfunded plans is recorded as an accrued pension obligation in other liabilities.

The significant weighted average actuarial assumptions adopted in measuring the Company's net defined benefit pension plan expense year-to-date October 31, 2003 compared to fiscal 2003 are as follows:

	Six Months Ended	Year Ended
	October 31, 2003	April 30, 2003
	(Unaudited)	(Audited)

Discount rate	5.78%	6.59%
Expected long-term rate of return
on plan assets	6.92%	7.27%

CHC Helicopter Corporation

Notes to the Consolidated Interim Financial Statements
For the periods ended October 31, 2003 and 2002 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

6. Financing Charges

	Three Months Ended
	October 31,	October 31,
	2003	2002
	(Unaudited)	(Unaudited)
Interest on debt obligations	$6,977	$7,342
Amortization of deferred financing costs	786	807
Foreign exchange loss from operating activities
and working capital revaluation	2,159	775
Foreign exchange gain on debt repayment	(2,137)	(2)
Foreign exchange gain on revaluation of long-
term debt	—	(182)
Foreign exchange gain on foreign currency agreement	(3,785)	—
Other	198	926
Total	$4,198	$9,666

7. Restructuring and debt settlement costs

During the quarter the Company incurred $2.5 million (after tax, $1.7 million) in costs related to compensation upon the termination of employees as a result of the consolidation of the Company's European operations and other related activities.

CHC Helicopter Corporation

Notes to the Consolidated Interim Financial Statements
For the periods ended October 31, 2003 and 2002 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

8. Capital stock

Authorized:

Unlimited number of each of the following: First preferred shares, issuable in series Second preferred shares, issuable in series Class A subordinate voting shares Class B multiple voting shares Ordinary shares

	Number of Shares
	000's
	As at,
	October 31,	April 30,	October 31,
	2003	2003	2002
	(Unaudited)	(Audited)	(Unaudited)
Issued:
Class A subordinate voting shares	18,017	17,918	17,713
Class B multiple voting shares	2,955	2,955	2,978
Ordinary shares	11,000	11,000	11,000

Class A subordinate voting shares
that would be issued upon
conversion of the following:
Class B multiple voting shares	2,955	2,955	2,978
Share options	1,766	1,996	2,076
Convertible debt	690	690	795

9. Per share information

	Three Months Ended October 31, 2003
	(Unaudited)

		Weighted
		average
		number of	Net
	Net	shares	earnings per
	earnings	(000's)	share

Basic	$15,493	20,911	$0.74

Effect of potential
dilutive securities:
Share options	-	934
Convertible debt	123	690
	15,616	22,535
Anti-dilutive
impact	-	75

Diluted	$15,616	22,610	$0.69

CHC Helicopter Corporation

Notes to the Consolidated Interim Financial Statements
For the periods ended October 31, 2003 and 2002 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

9. Per share information (cont'd)

	Three Months Ended October 31, 2002
	(Unaudited)

		Weighted
		average
		number of	Net
	Net	shares	earnings per
	earnings	(000's)	share

Basic	$18,706	20,689	$0.90

Effect of potential
dilutive securities:
Share options	—	1,270
Convertible debt	125	795

Diluted	$18,831	22,754	$0.83

Per share amounts are calculated under the treasury stock method. Under this method, the proceeds from the exercise of options are assumed to be used to repurchase the Company's stock on the open market. The difference between the number of shares assumed purchased and the number of options assumed exercised is added to the number of basic shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share. Therefore, the number of shares in the diluted earnings per share calculation will increase as the share price increases.

10. Share option plan

The table below presents pro-forma net earnings, basic earnings per share and diluted earnings per share had the fair value method been used to account for share options. These pro-forma disclosures pertain to stock options granted in fiscal 2003 upon adoption of the new stock-based compensation standards on May 1, 2002. These pro-forma disclosures exclude any options granted in fiscal 2004 for which compensation expense is recorded using the fair value method.

	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net earnings
As reported	$15,493	$18,706	$29,221	$27,597
Pro-forma	15,412	18,537	29,080	23,711

Basic earnings per share
As reported	$0.74	$0.90	$1.40	$1.72
Pro-forma	0.74	0.90	1.39	1.15

Diluted earnings per share
As reported	$0.69	$0.83	$1.30	$1.58
Pro-forma	0.68	0.82	1.29	1.05

CHC Helicopter Corporation

Notes to the Consolidated Interim Financial Statements
For the periods ended October 31, 2003 and 2002 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

10. Share option plan (cont'd)

The Black Scholes option pricing model was used to fair value the options using the following estimates and assumptions:

Expected life	5 years
Expected dividend yield	0.6%
Risk-free interest rate	5.0%
Stock volatility	40.0%

As at October 31, 2003 total outstanding options were 1,766,206 (October 31, 2002 - 2,075,706). At October 31, 2003 1,607,790 of the share options were exercisable (October 31, 2002 - 1,680,539). The weighted average exercise price of the total outstanding options at October 31, 2003 was $13.43 compared to $13.52 at October 31, 2002.

11. Guarantees

The Company has given guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities' financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate their debt, the leases provide for a cross-acceleration that could give the lessors and financial institutions the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the indebtedness due to those lessors in respect of the present value of the future lease payments, the financial institution could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third-parties under some of its operating leases in connection with a portion of the aircraft values at the termination of the leases. The leases have terms expiring between 2004 and 2011. The Company's exposure under the asset value guarantees including guarantees in the form of junior loans, deferred payments and advanced rentals is approximately $38.1 million. The resale market for the aircraft type for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these residual value guarantees. The Company has performance guarantees with two customers of a third-party lessee. These guarantees have been in effect since August 1995 and November 1998 and relate to the provision of helicopter transportation services involving three heavy aircraft leased to the third-party. In the event of non-performance by the third-party lessee, the guarantee may require the Company to continue the provision of services under the contract as it is the lessor to the third-party lessee of the three helicopters. No loss is anticipated as a result of these guarantees.

12. Subsequent Event

On December 1, 2003 the Company announced that it had executed a binding Letter of Intent for the acquisition of 100% of the shares of Schreiner Aviation Group for a purchase price of €83 million, approximately CDN $129.0 million, inclusive of all outstanding debt. This acquisition which will be debt financed, is subject to confirmatory due diligence, the negotiation of final agreements of purchase and sale and regulatory approval.

CHC Helicopter Corporation

Notes to the Consolidated Interim Financial Statements
For the periods ended October 31, 2003 and 2002 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

13. Reconciliation to accounting principles generally accepted in the United States

In certain respects, Canadian GAAP differs from U.S. GAAP. If U.S. GAAP were employed, the consolidated statements of earnings for the periods indicated would be adjusted as follows:

	Three Months Ended		Six Months Ended
	October 31,	October 31,	October 31,	October 31,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net earnings according to
Canadian GAAP	$15,493	$18,706	$29,221	$27,597
Pre-operating expenses	472	873	813	790
Loss (gain) on sale of
assets/amortization expense	515	(10)	505	(20)
Ineffective portion of net investment
hedge	(605)	—	(7,507)	—
Effect of foreign currency contracts	(3,778)	—	(5,284)	—
Internal-use software expenses	—	—	(52)	—
Decrease in income tax expense	894	(185)	2,428	833
Other	—	—	—	(2,715)
Net earnings according to U.S.
GAAP	12,991	19,384	20,124	26,485
Other comprehensive earnings, net of
income tax:
Foreign currency translation
adjustment	(7,732)	2,460	(25,061)	24,920
Ineffective portion of net investment
hedge	485	—	6,020	—
Minimum pension liability
adjustment	8	(465)	29,071	(685)
Interest rate swap adjustment	827	(293)	1,953	(2,067)

Comprehensive earnings
according to U.S. GAAP	$6,579	$21,086	$32,107	$48,653

Basic net earnings per share
according to U.S. GAAP	$0.62	$0.94	$0.96	$1.28

Diluted net earnings per share
according to U.S. GAAP	$0.58	$0.86	$0.89	$1.18

The consolidated balance sheet would vary in some respects when restated for U.S. GAAP purposes. The most significant variances pertaining to the October 31, 2003 balance sheet are listed below:

  Current assets would increase by $4.3 million to recognize the fair value impact of forward foreign currency contracts and lease guarantee on net earnings.

  Other assets would increase by $1.7 million to recognize the fair value impact of an aircraft lease guarantee on net earnings.

  Future income tax liabilities would decrease by $6.7 million to tax-effect adjustments to net earnings and comprehensive earnings under U.S. GAAP.

CHC Helicopter Corporation

Notes to the Consolidated Interim Financial Statements
For the periods ended October 31, 2003 and 2002 (Unaudited)
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

  Other liabilities would increase by $17.5 million to recognize the minimum pension liability and interest rate swap adjustments recorded in comprehensive earnings as well as the fair value impact of forward foreign currency contracts and lease guarantee on net earnings.

  Accumulated other comprehensive earnings would be recorded at ($36.7) million under U.S. GAAP for foreign currency translation, minimum pension liability and interest rate swap adjustments in addition to the impact of the ineffective portion of the net investment hedge.

  Retained earnings would be increased by $5.7 million to reflect the cumulative effect of Canadian and U.S. GAAP differences.